

November 4, 2011

<u>Via E-mail</u>
Warren M. Dillard
President and Chief Executive Officer
Vanguard Energy Corporation
1330 Post Oak Blvd.
Suite 1600
Houston, TX 77056

> **Re: Vanguard Energy Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 13, 2011**
> **File No. 333-174194**

Dear Mr. Dillard:

We have reviewed your response letter dated October 12, 2011, as well as your amended registration statement, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 1 from our letter dated October 6, 2011, and your revised disclosure at page 4 that you believe your units, common stock and Class A warrants will be approved for quotation shortly after the date of your prospectus. We also note your risk factor disclosure at page 12 regarding the risk that FINRA may not approve the quotation of your securities on or promptly after the date of your prospectus. Please add to your disclosure at page 4 a cross-reference to such risk factor disclosure.

Use of Proceeds, page 19

2.   We note your response to comment 3 from our letter dated October 6, 2011. We also note your revisions to your Use of Proceeds section. However, it is not clear how the third bullet point at the bottom of page 19 (regarding working capital) relates to your use of proceeds. Please revise.

Liquidity and Capital Resources, page 24

3.   We note your revised disclosure at page 24 regarding the dates by which you are required under your farmout agreement with Claire Oil & Gas, Inc. to drill the first well on the lease. In that regard, we note that your revised disclosure indicates that you have until November 30, 2011 to drill such well. We also note that you indicated in Amendment No. 3 that you had until October 15, 2011 to drill such well. However, it is not clear why the farmout letter agreement extension dated August 1, 2011 that was filed as Exhibit 10.11 with Amendment No. 4 (referencing November 30, 2011 as the deadline for drilling the first well) was executed on the same date as the farmout letter agreement extension that was filed as Exhibit 10.11 with Amendment No. 3 (referencing October 15, 2011 as the deadline). Please advise.

4.   Please discuss in this section the farmout letter agreement extension.

Business, page 27

5.   We note your response to comment 4 from our letter dated October 6, 2011. Please revise your filing to more precisely describe Exxon Mobil Corporation's right to purchase oil pursuant to the farmout agreement. In that regard, we note that the description provided at page 27 is not entirely consistent with Section II(E)(1)(c) of the farmout agreement as presented in Exhibit 10.9. In addition, please expand your disclosure to address Exxon's preferential right to purchase gas pursuant to the farmout agreement.

Executive Compensation, page 36

6.   We note your disclosure at page 36 that Mr. Dillard will devote 100% of his time to your business. Please revise your filing to reconcile this with your disclosure at page 34 that he has also served as the president of Enercor, Inc. since 2005.

Underwriting, page 44

7.   We note your revised disclosure that certain states have required certain of your shareholders to enter into lock-up agreements with you. Please revise your filing to disclose all material terms of such lock-up agreements. For example, and without limitation, please disclose the practical effect of Section III of such agreements, as reflected in Exhibit 10.12 to your filing. In addition, please expand your disclosure

regarding the terms of such agreements to provide all material detail regarding the terms. For example, and without limitation, please provide more detail regarding the restrictions imposed on your security holders. In that regard, it does not appear that such restrictions are only limited to the sale of the securities.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Monsour, Staff Attorney, at (202) 551-3360 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. William T. Hart